RECEIVED

2007 SEP 20 A 7:40

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

07026769

Date September 17, 2007
Contact Martina C. Erni-Schuler

SUPPL

Unaxis

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina C. Schuler - Erni

Corporate Communications

PROCESSED
SEP 26 2007
THOMSON FINANCIAL

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 91 93
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of shareholdings in accordance with stock market rules

Pfäffikon SZ, September 16, 2007 – According to an announcement by Renova Industries Ltd., 2nd Terrace West, Centreville, Nassau, Bahamas, dated September 14, 2007, Victor F. Vekselberg, 19 Bakrushina St., Bld. 2, Apt. 15, 113054 Moscow, Russia, and Susenbergstrasse 94, 8044 Zurich, Switzerland, holds through said company a total of 21.38 % of the voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding is as follows:

- 1 950 000 registered shares (13.79 %)
- 1 call option conferring the right to buy 1 073 941 registered shares and providing for actual delivery (7.59 %).

Renova Industries Ltd., 2nd Terrace West, Centreville, Nassau, Bahamas, is a 86% controlled subsidiary of Renova Holding Ltd., Shirley House, 50 Shirley Street, Nassau, Bahamas. Renova Holding Ltd. is held by the Columbus Trust, a trust established under the laws of Cayman Islands, whose ultimate beneficiary is Victor F. Vekselberg.

For further information please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 05 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Investor Relations Phone +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets.

END